3/4/14

SECUR[barcode] ION
14045162

SEC ... PROCESSING
MAR 4 ...
DIVIS... MARKETS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 8775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Distributors Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

FIDELITY DISTRIBUTORS CORPORATION
(SEC I.D.No. 8-08775)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITOR'S REPORT

* * * * * * *

File pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

pwc

Independent Auditor's Report

To the Stockholder of Fidelity Distributors Corporation

We have audited the accompanying statement of financial condition of Fidelity Distributors Corporation as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Distributors Corporation at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

FIDELITY DISTRIBUTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
(Dollars in thousands, except share data)

ASSETS	
Cash	$ 349
Securities owned - at fair value	107,772
Receivables:	
Brokers and dealers	181,520
Mutual funds	279,341
Total receivables	460,861
Deferred dealer concessions, net	12,145
Other assets	10
Total assets	$ 581,137
LIABILITIES	
Payables:	
Brokers and dealers	$ 312,698
Mutual funds	186,432
Total liabilities	499,130
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; 4,750 shares issued and outstanding	475
Common stock, $1 par value; authorized 1,000,000 shares; 1,061 shares issued and outstanding	1
Additional paid-in capital	129,956
Retained earnings	8,183
Total stockholder's equity	138,615
Less: Net receivable from Parent	(56,608)
Total stockholder's equity, net	82,007
Total liabilities and stockholder's equity	$ 581,137

The accompanying notes are an integral part of the statement of financial condition.

(Dollars in thousands, except share data)

1. Organization:

Fidelity Distributors Corporation (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of FMR LLC (the "Parent"). The Company is the principal underwriter and distributor of the Fidelity mutual funds. The Fidelity mutual funds are managed by Fidelity Management & Research Company ("FMR Co."), and other affiliated companies. FMR Co. is a registered investment advisor under the Securities and Exchange Commission Investment Advisers Act of 1940. The Company is also the sponsor of the Fidelity Destiny plans.

The Company generates the majority of its marketing and distribution services revenue by providing services to FMR Co. Fees for such services are based on costs incurred plus a mark-up and as agreed between the parties. The Company also receives marketing and distribution services revenue based on a percentage of the average daily net assets of the funds managed by affiliated companies. The Company's mutual funds distribution fees are generated from Fidelity mutual funds. This revenue is also based on a percentage of the average net assets in those funds. As a result, the Company's revenues may fluctuate based on the performance of financial markets.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from the estimates included in the statement of financial condition.

Cash

The Company defines cash as cash on hand, demand deposits, and time deposits with maturities less than 60 days. The Company's policy is to invest excess cash into money market funds which are classified as securities owned, at fair value, in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers and Mutual Funds

Receivables from brokers and dealers and mutual funds include mutual fund purchase and redemption trades, measured at transaction value, that are unsettled at December 31, 2013. The receivable from brokers and dealers include $9,190 receivable from an affiliate. The receivable from mutual funds of $279,341 is from mutual fund companies managed by affiliates.

Payables to brokers and dealers and mutual funds include mutual fund purchase and redemption trades, measured at transaction value, that are unsettled at December 31, 2013. The payable to brokers and dealers include $10,117 payable to an affiliate. The payable to mutual funds of $186,432 is to mutual fund companies managed by affiliates.

2. Summary of Significant Accounting Policies, continued:

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Deferred Dealer Concessions

Deferred dealer concessions include sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds which are deferred and amortized on a straight-line basis, over the estimated holding periods generally ranging from one to five years. In the event that the underlying mutual fund shares to which the deferred sale charge unit relates are redeemed earlier than the estimated life, the unamortized balance is fully charged against income.

Deferred dealer concessions of $12,145 are reported net of accumulated amortization of $75,027 as of December 31, 2013 in the statement of financial condition.

Management evaluates deferred dealer concessions for impairment when events or changes in circumstances indicate that the respective carrying value may not be recoverable. When the carrying value of deferred dealer concessions exceed the sum of the expected undiscounted cash flows from their use, the carrying value is reduced to fair value and expense is recorded. The Company did not record an impairment in 2013.

Income Taxes

The Parent allocates to the Company a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on a separate return basis. Deferred income taxes are allocated to the Company

(Dollars in thousands, except share data)

2. Summary of Significant Accounting Policies, continued:

Income Taxes, continued:

by the Parent as a direct charge and arise from the differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. This amount has been offset with the receivable from Parent in the statement of financial condition. The Company is subject to tax in certain state and local jurisdictions.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

3. Securities Owned – at Fair Value:

Securities owned consist of shares held in a Fidelity money market mutual fund. Securities owned are measured at fair value on a recurring basis. The fair value of securities owned is determined using published net asset values. At December 31, 2013, all of the Company's securities owned are measured at fair value and are classified as Level 1 within the fair value hierarchy. There were no transfers into or out of Level 1 of the fair value hierarchy during the year.

4. Commitments and Contingencies:

In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and establishes reserves if a loss is probable and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, it is the opinion of management, after consultation with legal counsel, that its resolution of such actions will not have a material adverse effect on the Company's statement of financial condition.

5. Stockholder's Equity:

During 2013, the Company declared and recorded a cash dividend of $15,000 and non-cash dividend of $56,289. The non-cash dividend of $56,289 was settled via the intercompany account with the Parent.

6. Charge Equivalent to Taxes on Income:

The Parent is subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code which generally allows taxable income, deductions and credits to flow directly to its shareholders. The Company is also subject to taxation under the Subchapter S rules.

At December 31, 2013, the Company's net deferred tax assets were $1,002 and are included in the net receivable from Parent. The primary source of temporary differences which comprise the net deferred tax asset is dealer concessions.

The Company files income tax returns both as part of the Parent's U.S. federal and state income tax return filings as well as on a separate company basis. With limited exceptions, the Parent's returns that include

(Dollars in thousands, except share data)

6. Charge Equivalent to Taxes on Income, continued:

the Company's activity are no longer subject to federal tax examinations for years before 2010 or state and local examinations for years before 2003.

7. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2013, the Company had net capital of $32,487 of which $32,237 was in excess of its required net capital of $250.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of the Securities and Exchange Commission's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to subsection (k)(1).

8. Transactions with Affiliated Companies:

All intercompany transactions with the Parent and affiliated companies are charged or credited through an intercompany account with the Parent and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with the Parent. Under a master netting agreement with the Parent, the Company may offset assets and liabilities which will ultimately be settled by the Parent on behalf of the Company against the Company's receivable from the Parent. In accordance with the agreement, net liabilities of approximately $1,002 have been offset against the receivable from the Parent.

9. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

10. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2013 and through February 26, 2014 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2013.